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UNITED STATES                           Expires:  October 31, 199_
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  SCHEDULE 13G

  UNDER THE SECURITIES EXCHANGE ACT OF 1934

      (AMENDMENT NO. 5)*

                       Sterling Chemicals, Inc.
-----------------------------------------------------------------
                            (Name of Issuer)

                    Common Stock par value $0.01 per share
-----------------------------------------------------------------
                       (Title of Class of Securities)

                                 858903 10 7
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                                (CUSIP Number)


Check the following box if a fee is being paid with this Statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 858903 10 7                        13G

1)   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Virgil Waggoner
          ###-##-####

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [  ]
          None.
     (b)  [  ]

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                         (5) SOLE VOTING POWER
NUMBER OF
                                   4,061,834
SHARES
                        (6) SHARED VOTING POWER
BENEFICIALLY
                                   60,604
OWNED BY
                        (7) SOLE DISPOSITIVE POWER
EACH REPORTING
                                     3,985,118
PERSON WITH
                        (8) SHARED DISPOSITIVE POWER

                                     50,604

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,122,438

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

          [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.4%

12)  TYPE OF REPORTING PERSON*

          IN

Item 1(a).     Name of Issuer:

     Sterling Chemicals, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     1200 Smith Street; Suite 1900
     Houston, Texas 77002

Item 2(a).     Name of Person Filing:

     J. Virgil Waggoner

Item 2(b).     Address of Principal Business Office:

     1200 Smith Street; Suite 1900
     Houston, Texas 77002

Item 2(c).     Citizenship:

     United States

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e).     CUSIP Number:

     858903 10 7

Item 3.   Not Applicable

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:  Mr. Waggoner owns
beneficially
          4,122,438 shares of Common Stock (including 76,716 shares allocated to his account under the Sterling Chemicals, Inc. Employee Stock Ownership Plan (the "ESOP"), with respect to which he has sole voting power, but not dispositive power). This amount also includes (i) 50,604 shares of Common Stock owned by Mr. Waggoner's wife and (ii) 10,000 shares of Common Stock held as of December 31, 1995 by a charitable non-profit corporation of which Mr. Waggoner serves as a director and as the President and Chief Executive Officer. Mr. Waggoner disclaims ownership with respect to the shares described in both of (i) and (ii).
     (b)  Percent of Class:   7.4%
     (c)  Number of Shares as to which such person has:
          (i) sole power to vote or direct the vote: 4,061,834 (includes 3,985,118 shares held of record and 76,716 shares allocated to Mr. Waggoner's account in the ESOP)
          (ii)    shared power to vote or direct the vote:
             60,604
               (includes (i) 50,604 shares owned by Mr.
               Waggoner's wife and (ii) 10,000 shares held as of December 31, 1995 by a charitable non-profit corporation of which Mr. Waggoner serves as a director and as President and Chief Executive Officer).
          (iii)sole power to dispose or to direct the disposition
               of:
               3,985,118
          (iv) shared power to dispose or to direct the disposition of:
               50,604 (includes 50,604 shares held of record by Mr. Waggoner's wife but excludes the 10,000 shares held as of December 31, 1995 by the non-profit corporation described above, over which neither
               Mr. Waggoner nor the board of directors of the non-profit corporation has any dispositive power).

Item 5.   Ownership of Five Percent or Less of a Class:  Not
Applicable

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person:
          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
Which Acquired
          the Security Being Reported on by the Parent Holding
Company:
          Not Applicable

Item 8.   Identification and Classification of Members of the
Group:
          Not Applicable

Item 9.   Notice of Dissolution of Group:    Not Applicable

Item 10.  Certification: Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 1996



/s/ J. Virgil Waggoner
--------------------------------
J. Virgil Waggoner